Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	State/Country of Incorporation	Formerly known as:
Wholly-owned Direct Subsidiaries
ALOT, Inc.	Delaware	MIVA Direct
Varick & Spring I, Inc.	Delaware	B&B Advertising, Inc.
Varick & Spring (MSB), Inc.	Delaware	MIVA Small Business Solutions, Inc.
Who Midco Corporation	Delaware

Wholly-owned Indirect Subsidiaries
Varick and Spring II, Inc.	Delaware	MIVA Media International, Inc.
Varick and Spring UK, Limited	United Kingdom	MIVA (UK) Ltd.
Varick and Spring Ireland Limited	Ireland	Espotting Media Ltd.
Varick and Spring (Scandinavia) AB	Sweden	Espotting Scandinavia AB
Varick and Spring (Spain) SL	Spain	MIVA Media S.L.
Varick and Spring (Deutschland) GmbH	Germany	MIVA Deutschland GmbH
Varick and Spring (Italia) Srl	Italy	MIVA (Italia) S.r.l. - a socio unico
Varick and Spring (France) Sarl (dissolved on12/31/09)	France	MIVA (France) S.a.r.l.